UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2021 (November 4, 2021)

LEO HOLDINGS III CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40125	98-1584830
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas	00000
(Address of principal executive offices)	(Zip Code)

(310) 800-1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant	LIII.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LIII	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LIII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed, on June 17, 2021, Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”). Pursuant to the Merger Agreement, (i) Leo will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) Leo’s name will be changed to “Local Bounti Corporation” (“New Local Bounti”) (B) each outstanding Class A ordinary share of Leo will become one share of common stock of Leo (the “New Local Bounti Common Stock”), (C) each outstanding Class B ordinary share of Leo will become one share of New Local Bounti Common Stock, and (D) each outstanding warrant of Leo will become one warrant to purchase one share of New Local Bounti Common Stock; (ii) following the Domestication, First Merger Sub will merge with and into Local Bounti, with Local Bounti as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “First Merger”); and (iii) immediately following the consummation of the First Merger, Local Bounti will merge with and into Second Merger Sub, with Second Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “Second Merger” and together with the First Merger, the “Mergers”). The Domestication, the Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

Concurrently with the signing of the Merger Agreement, Leo entered into subscription agreements (the “Initial Subscription Agreements”) with certain investors pursuant to which, among other things, Leo agreed to issue and sell to such investors, including certain directors and strategic advisors of Leo, immediately following the Domestication and on the closing date, an aggregate of 12,500,000 shares of New Local Bounti Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125.0 million (the “Initial PIPE Investment”).

On November 4, 2021, Leo entered into subscription agreements (the “Additional Subscription Agreements”) with certain additional investors (the “Additional PIPE Investors”) on substantially similar terms as the Initial Subscription Agreements, pursuant to which the Additional PIPE Investors agreed to purchase, and Leo agreed to issue and sell to the Additional PIPE Investors, an aggregate of 2,500,000 shares of New Local Bounti Common Stock (the “Additional PIPE Shares”). The purchase price for the Additional PIPE Shares will be $10.00 per share, for a maximum aggregate purchase price of $25.0 million (the “Additional PIPE Investment”). The Additional PIPE Investment will close concurrently with the Initial PIPE Investment.

The closing of the sale of Additional PIPE Shares pursuant to the Additional Subscription Agreements is conditioned upon, among other things, customary closing conditions and the consummation of the Business Combination. The consummation of the Business Combination is conditioned upon, among other things, Leo having a minimum of $150.0 million available to it at the closing of the Business Combination (the “Minimum Cash Closing Condition”) (though this condition may be waived by Local Bounti). The Minimum Cash Closing Condition is expected to be satisfied by the Initial PIPE Investment and the Additional PIPE Investment.

The foregoing description of the form of Additional Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Additional Subscription Agreements, a form of which is filed as Exhibit 10.1 hereto and which is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Leo common stock in connection with the Additional PIPE Investment is incorporated by reference herein. The shares of common stock issuable in connection with the Additional PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On November 5, 2021, Leo and Local Bounti issued a press release announcing their entry into the Additional Subscription Agreements. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings. This Current Report will note be deemed an admission of materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Item 8.01. Other Events.

On July 19, 2021, Leo filed a registration statement on Form S-4 (File No. 333-257997) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Business Combination. On October 20, 2021, the Registration Statement was declared effective by the SEC, and Leo filed a definitive joint proxy statement/prospectus (the “definitive joint proxy statement/prospectus”) for the solicitation of proxies in connection with (i) an extraordinary general meeting of Leo’s shareholders to be held on November 16, 2021 (the “Extraordinary General Meeting”) to consider and vote on, among other proposals, a proposal to approve the Business Combination Agreement and the Business Combination and (ii) a special meeting of Leo’s public warrant holders to be held on November 16, 2021 to consider and vote on, among other proposals, a proposal to amend certain provisions of its outstanding warrants (the “Special Meeting”).

In order to provide additional information to its shareholders in connection with the Additional PIPE Investment, Leo has determined to supplement the definitive joint proxy statement/prospectus as described in this Current Report on Form 8-K.

SUPPLEMENT TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

Leo is providing additional information to its shareholders and warrant holders, as described in this Current Report on Form 8-K. These disclosures should be read in connection with the definitive joint proxy statement/prospectus, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the definitive joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the definitive joint proxy statement/prospectus. Defined terms used but not defined herein have the meanings set forth in the definitive joint proxy statement/prospectus and all page references are to pages in the definitive joint proxy statement/prospectus. Leo makes the following amended and supplemental disclosures:

1.	In connection with the other revisions described below throughout the definitive joint proxy statement/prospectus, the references in the definitive joint proxy statement/prospectus to the:

•

12,500,000 shares of New Local Bounti Common Stock to be issued and sold in the PIPE Financing in the cover letter and on pages 13, 103 and 295 of the definitive joint proxy statement/prospectus are hereby changed to 15,000,000 shares of New Local Bounti Common Stock; and

•

$125.0 million aggregate purchase price for the shares of New Local Bounti Common Stock to be issued and sold in the PIPE Financing in the cover letter and on pages 13 and 103 of the definitive joint proxy statement/prospectus are hereby changed to $150.0 million.

2.	The definition of “PIPE Financing” on page iv of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“•

“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 15,000,000 shares of New Local Bounti Common Stock for an aggregate purchase price of $150.0 million to be consummated in connection with Closing;”

3.	Certain disclosure on pages x-xi of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“Q:	What equity stake will current Leo shareholders and current equityholders of Local Bounti hold in New Local Bounti immediately after the consummation of the Business Combination?

A:

As of the date of this Joint proxy statement/prospectus, there are (i) 27,500,000 Class A ordinary shares outstanding underlying units issued in Leo’s initial public offering and (ii) 6,875,000 Class B ordinary shares outstanding held by Leo’s initial shareholders. As of the date of this joint proxy statement/prospectus, there are outstanding 5,333,333 private placement warrants held by Sponsor and 5,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Local Bounti Common Stock. Therefore, as of the date of this joint proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination), Leo’s fully-diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 45,208,333 ordinary shares.

The following table illustrates varying ownership levels in New Local Bounti Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 59,493,616 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing, which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) 15,000,000 shares of New Local Bounti Common Stock are issued in the PIPE Financing; (iii) no public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing have been exercised; (iv) no vested and unvested Local Bounti RSUs that will be held by equity holders of Local Bounti immediately following the Closing have been exercised; (v) all Local Bounti Warrants will be exchanged for comparable warrants that are exercisable for shares of New Local Bounti Common Stock; and (vi) the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock and exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

Pursuant to the Merger Agreement, the consideration to be received by the Local Bounti equityholders in connection with the Business Combination will be an aggregate number of shares of New Local Bounti Common Stock equal to (i) $650.0 million plus $6,000,006, which reflects the estimated aggregate exercise price of all outstanding and unexercised warrants of Local Bounti at the consummation of the Business Combination if such warrants were exercised in full, minus the cash consideration and the debt repayment amount, divided by (ii) $10.00.

	Voting Share Ownership in New Local Bounti*
	No redemptions Percentage of Outstanding Shares	Maximum redemptions(1) Percentage of Outstanding Shares
Leo public shareholders	24.5%	—%
PIPE Investors	13.4%	17.7%
Sponsor and our initial shareholders(2)	6.1%	8.1%
Existing Local Bounti Stockholders(3)	55.9%	74.1%

*	Totals may be affected by rounding.
(1)	Assumes that all of Leo’s outstanding public shares are redeemed in connection with the Business Combination.
(2)	Includes 6,875,000 shares held by the Initial Shareholders originally acquired prior to or in connection with Leo’s initial public offering.
(3)

Represents shares of common stock of Local Bounti that will be converted to shares of New Local Bounti Common Stock in connection with the Business Combination. Includes 2.8% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes).”

For further details, see “Business Combination Proposal—Consideration to Local Bounti Equityholders in the Business Combination.”

4.	Certain disclosures on pages 3 and 4 of the definitive joint proxy statement/prospectus are hereby amended and restated to read as follows:

“Based on the foregoing, the post-closing voting ownership of the New Local Bounti is expected to be as follows (assuming no redemptions):

Combined Company Constituent Party	Combined Company Shares (1)	Voting%*
PIPE Investors	15,000,000	13.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	53.1%
Local Bounti Convertible Note Holders	3,190,489	2.8%
Sponsor	6,875,000	6.1%
Public Shareholders (assuming no redemptions)	27,500,000	24.5%
Total	112,059,105	100.0%

*	Totals may be affected by rounding.
(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private warrants. Subject to final adjustment as set forth in the Merger Agreement.”

5.	Certain disclosure on page 13 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“PIPE Financing

In connection with the foregoing and concurrently with the execution of the Merger Agreement, Leo entered into Subscription Agreements (the “Subscription Agreements”) with and certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Leo has agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 15,000,000 shares of New Local Bounti Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $150.0 million (the “PIPE Financing”). The shares of New Local Bounti Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Leo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.””

6.	Certain disclosures on pages 14-15 of the definitive joint proxy statement/prospectus are hereby amended and restated to read as follows:

“Ownership of New Local Bounti

As of the date of this joint proxy statement/prospectus, there are 27,500,000 ordinary shares issued and outstanding, which includes an aggregate of 6,875,000 Class B ordinary shares. As of the date of this joint proxy statement/prospectus, there is outstanding an aggregate of 10,833,333 warrants, comprised of 5,333,333 private placement warrants held by Sponsor and 5,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Local Bounti Common Stock. Therefore, as of the date of this joint proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination), Leo’s fully-diluted share capital would be 45,208,333 ordinary shares.

The following table illustrates varying ownership levels in New Local Bounti Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 59,493,616 voting shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing (excluding the holders of Local Bounti warrants that are exercised by the holders thereof at such holders’ option prior to completion of the Business Combination, and excluding holders of the Convertible Notes and the issuance of New Local Bounti Common Stock issuable upon conversion of the Convertible Notes), which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) 15,000,000 shares of New Local Bounti Common Stock are issued in the PIPE Financing pursuant to the Subscription Agreements; (iii) no public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing have been exercised; (iv) no vested and unvested options to purchase shares of New Local Bounti Common Stock that will be held by equityholders of Local Bounti immediately following the Closing have been exercised; (v) no Local Bounti Warrants (other than those that will settle and terminate pursuant to their terms prior to completion of the Business Combination) have been exchanged for comparable warrants that are exercisable for shares of New Local Bounti Common Stock and (vi) the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock and exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.

	Share Ownership in New Local Bounti*
	No redemptions Percentage of Voting Outstanding Shares	Maximum redemptions(1) Percentage of Voting Outstanding Shares
Leo public shareholders	24.5%	—%
PIPE Investors	13.4%	17.7%
Sponsor and our initial shareholders(2)(3)	6.1%	8.1%
Existing Local Bounti Stockholders(4)	55.9%	74.1%

*	Totals may be affected by rounding.
(1)	Assumes that all of Leo’s outstanding public shares are redeemed in connection with the Business Combination.
(2)

Includes 6,875,000 shares held by the initial shareholders originally acquired prior to or in connection with Leo’s initial public offering (including 20,000 shares held by each of Lori Bush, Mary E. Minnick and Mark Masinter, and 15,000 shares held by each of Scott Flanders, Imran Khan and Scott McNealy).

(3)	Excludes 1,525,000 shares of common stock to be purchased by certain officers and directors of Leo in connection with the PIPE Financing.
(4)

Represents shares of common stock of Local Bounti that will be converted to shares of New Local Bounti Common Stock in connection with the Business Combination. Includes 2.8% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes.”

For further details, see “Business Combination Proposal—Consideration to Local Bounti Equityholders in the Business Combination.”

7.

Certain disclosure on page 19 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows: “the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,525,000 shares of common stock ($15,250,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;”

8.	Certain disclosure on page 22 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of June 30, 2021, and (i) assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination and (ii) assuming that, 27,500,000 of Leo’s outstanding public shares are redeemed in connection with the Business Combination (representing the maximum amount of public shares that can be redeemed while still satisfying the Aggregate Transaction Proceeds Condition (“Maximum Redemptions”). The number of Class A ordinary shares redeemable assuming Maximum Redemptions assumes that the per share redemption price is $10.00; the actual per share redemption price will be equal to the pro rata portion of the trust account calculated as of two business days prior to the consummation of the Business Combination.

No Redemption (in millions)

Sources of Funds(1)		Uses(1)
Leo Cash Held in Trust(2)	$275	Cash Consideration to Balance Sheet	$386
PIPE Financing	150	Transaction Fees and Expenses(3)	39

Total Sources	$425	Total Uses	$425

Maximum Redemption (in millions)

Sources of Funds(1)		Uses(1)
Leo Cash Held in Trust(2)	$275	Cash Consideration to Balance Sheet	$111
PIPE Financing	150	Transaction Fees and Expenses(3)	39
		Shareholder Redemptions(4)	275

Total Sources	$425	Total Uses	$425

(1)

Totals might be affected by rounding. Cash Consideration to Balance Sheet includes the cash consideration amount, the transaction bonus amount and the debt payoff amount payable pursuant to the Merger Agreement.

(2)	As of June 30, 2021.
(3)	Represents the total estimated transaction fees and expenses incurred by Leo and Local Bounti as part of the Business Combination.
(4)	Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Aggregate Transaction Proceeds Condition.”

9.	Certain disclosures on pages 31-32 of the definitive joint proxy statement/prospectus are hereby amended and restated to read as follows:

“The summary pro forma information gives effect to the Business Combination and related transactions, and has been prepared assuming two redemption scenarios as follows:

•	Assuming No Redemptions — This presentation assumes that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Leo’s trust account.

•

Assuming Maximum Redemptions —This presentation assumes that public shareholders (who are not Leo Initial Shareholders or an officer or director of Leo) holding approximately 27,500,000 of public shares exercise their redemption rights and that such public shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the trust account not previously released to Leo (net of taxes payable), as of two business days prior to the consummation of the Business Combination) of the funds in Leo’s trust account for aggregate redemption proceeds of $275.0 million. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of Leo being more than $5.0 million and the aggregate cash proceeds available to New Local Bounti from the initial public offering (net of redemptions) and the PIPE Financing, prior to the payment of any transaction expenses (including deferred underwriting expenses from the initial public offering), be not less than $150.0 million. This scenario gives effect to the maximum number of redemptions that meet all of the conditions to permit consummation of the Business Combination.

	Combined Pro Forma
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Six Months Ended June 30, 2021
Sales	$165	$165
Net loss	(18,247)	(18,247)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.16)	(0.21)
Weighted average ordinary shares outstanding, basic and diluted	113,015,489	85,515,489
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Year Ended December 31, 2020
Sales	$82	$82
Net loss	(27,015)	(27,015)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.24)	(0.32)
Weighted average ordinary shares outstanding, basic and diluted	113,015,489	85,515,489
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information as of June 30, 2021
Total assets	$385,111	$121,300
Total liabilities	38,515	38,515
Total shareholders’ equity	346,596	82,785

10.	Certain disclosures on pages 33-34 of the definitive joint proxy statement/prospectus are hereby amended and restated to read as follows:

“The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor the earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Leo and Local Bounti would have been had the companies been combined during the periods presented.

			Pro Forma Combined		Local Bounti equivalent pro forma per share information (3)
	Leo (Historical)(1)	Local Bounti (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Six Months Ended June 30, 2021 (4)
Book value per share (2)	$0.15	$(1.48)	$3.41	$1.42	$0.69	$0.29
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.65)	$(1.72)	$(0.16)	$(0.21)	$(0.03)	$(0.04)

				Pro Forma Combined		Local Bounti equivalent pro forma per share information (3)
	Leo (Historical)(1)	Local Bounti (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Weighted average ordinary shares outstanding, basic and diluted	34,108,477	9,886,283	113,015,489	85,515,489	555,401,965	420,256,295
Basic and diluted net income per redeemable ordinary share	$—
Weighted average redeemable ordinary shares outstanding, basic and diluted	27,500,000
Basic and diluted net loss per non-redeemable ordinary share	$(0.65)
Weighted average non-redeemable ordinary shares outstanding, basic and diluted	6,608,477
For the Year Ended December 31, 2020 (4)
Net loss per share attributable to ordinary shareholders, basic and diluted	$—	$(0.84)	$(0.24)	$(0.32)	$(0.05)	$(0.06)
Weighted average ordinary shares outstanding, basic and diluted	—	9,997,049	113,015,489	85,515,489	555,401,965	420,256,295
Basic and diluted net income per redeemable ordinary share	$—
Weighted average redeemable ordinary shares outstanding, basic and diluted	—
Basic and diluted net income per non-redeemable ordinary share	$—
Weighted average non-redeemable ordinary shares outstanding, basic and diluted	—

(1)	Leo was incorporated on January 8, 2021 and therefore did not have any operations or historical financial information for the year ended December 31, 2020
(2)	Book value per share = Total equity/shares outstanding.
(3)

The equivalent pro forma basic and diluted per share data for Local Bounti is calculated by multiplying the pro forma combined per share data by the Exchange Ratio, which is expected to be approximately 4.914388 New Local Bounti Ordinary Shares.

(4)	There were no cash dividends declared in the period presented.”

11.

Certain disclosure on page 66 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows: “• the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,525,000 shares of common stock ($15,250,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;”

12.	Certain disclosure on page 79 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“It is anticipated that, upon completion of the Business Combination, (i) the Local Bounti Stockholders will own, collectively, approximately 56.3% (inclusive of 2.8% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes) of the outstanding New Local Bounti Common Stock, and (ii) Leo’s initial shareholders will own approximately 6.1% of the outstanding New Local Bounti Common Stock, in each case, assuming that none of Leo’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 74.4% (inclusive of 3.7% of shares of New Local Bounti Common Stock to be issued to holders of Local Bounti Convertible Notes) and 8.0%, respectively, assuming that, all of Leo’s outstanding public shares are redeemed in connection with the Business Combination. These percentages (i) assume that 60,450,000 shares of New Local Bounti Common Stock are issued to the holders of shares of common stock of Local Bounti at Closing (excluding the holders of Local Bounti warrants that are exercised by the holders thereof, at such holders’ option, prior to completion of the Business Combination), which would be the number of shares of New Local Bounti Common Stock issued to these holders if Closing were to occur on November 17, 2021; (ii) are based on 15,000,000 shares of New Local Bounti Common Stock to be issued in the PIPE Financing; (iii) do not take into account any exercise of public warrants or private placement warrants to purchase New Local Bounti Common Stock that will be outstanding immediately following Closing; (iv) do not take into account any shares of New Local Bounti Common Stock underlying vested and unvested Local Bounti RSUs that will be held by equityholders of Local Bounti immediately following Closing; (v) do not take into account any exercise of New Local Bounti Warrants (other than those exercised as set forth above) that will be outstanding immediately following Closing and (vi) assume the Convertible Notes will be automatically converted into shares of Local Bounti voting common stock exchanged for 3,190,489 shares of New Local Bounti Common Stock at Closing. If the actual facts are different than these assumptions, the ownership percentages in New Local Bounti will be different.”

13.	Certain disclosure on page 80 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows:

“Based on the foregoing, the post-closing voting ownership of the New Local Bounti is expected to be as follows (assuming no redemptions):

Combined Company Constituent Party	Combined Company Shares (1)	Voting%*
PIPE Investors	15,000,000	13.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	53.1%
Local Bounti Convertible Note Holders	3,190,489	2.8%
Sponsor	6,875,000	6.1%
Public Shareholders (assuming no redemptions)	27,500,000	24.5%
Total	112,059,105	100.0%

*	Totals may be affected by rounding.
(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private placement warrants. Subject to final adjustment as set forth in the Merger Agreement.”

14.

Certain disclosure on page 137 of the definitive joint proxy statement/prospectus is hereby amended and restated to read as follows: “the fact that certain of Leo’s directors and officers have committed to purchase up to an aggregate of 1,525,000 shares of common stock ($15,250,000 in the aggregate) in connection with the PIPE Financing on the same terms as the other PIPE Investors;”

15.	Certain disclosures on pages 212-226 of the definitive joint proxy statement/prospectus are hereby amended and restated to read as follows:

“UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this joint proxy statement/prospectus.

Introduction

New Local Bounti is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Leo is a blank check company incorporated on January 8, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 2, 2021, Leo consummated an initial public offering of 27,500,000 units at an offering price of $10.00 per Unit, including the partial exercise of the underwriter’s option to purchase an additional 3,500,000 units at the initial public offering price to cover over- allotments, and a private placement with the Sponsor of 5,333,333 private placement warrants at a price of $1.50 per warrant. The net proceeds from the initial public offering, together with certain of the proceeds from the private placement completed simultaneously with our initial public offering, were placed in a trust account established for the benefit of the Leo’s public shareholders and the underwriters of the initial public offering. As of June 30, 2021, there was approximately $275.0 million held in the trust account.

Local Bounti is a producer of sustainably grown living lettuce, herbs and loose leaf lettuce. Local Bounti is a CEA company that utilizes patent pending Stack & Flow TechnologyTM, which is a hybrid of vertical farming and hydroponic greenhouse farming, to grow healthy food sustainably and affordably. Through its CEA process, it is Local Bounti’s goal to produce products in an environmentally sustainable manner that will increase harvest efficiency, limit water usage and reduce the carbon footprint of the production and distribution process. The environmental greenhouse conditions help to ensure nutritional value and taste, and the products are non-GMO and pesticide and herbicide free. Local Bounti’s products use 90% less water and 90% less land than conventional agriculture to produce. Local Bounti’s first CEA facility in Hamilton, Montana commenced construction in 2019 and reached full commercial operation by the second half of 2020.

On June 17, 2021, Leo, Merger Sub 1, Merger Sub 2 and Local Bounti entered into the Merger Agreement for the Business Combination, which provides for a total consideration of $650.0 million to Local Bounti’s stockholders, as discussed elsewhere in this joint proxy statement/prospectus. As a part of the Business Combination, Merger Sub 1 will merge with and into Local Bounti. Local Bounti will then merge with and into Merger Sub 2 and Merger Sub 2 will be the surviving corporation in the Business Combination. As a result, Local Bounti will become a wholly owned subsidiary of Leo and will change its name to “Local Bounti Corporation.”

On June 17, 2021, Leo entered into the Subscription Agreements with the PIPE Investors for the PIPE Financing for the purpose of funding a portion of the Business Combination and the costs and expenses incurred therein. Pursuant to the Subscription Agreement, New Local Bounti agreed to issue and sell to the PIPE Investors 12,500,000 shares of New Local Bounti common stock at a price of $10.00 per share for an aggregate gross purchase price of $125.0 million.

On November 4, 2021, the Subscription Agreements with the PIPE Investors for the PIPE Financing increased by 2.5 million shares, from 12.5 million to 15.0 million shares for a total aggregate gross purchase price of $150.0 million.

In September 2021, the Cargill Borrower entered into an agreement with Cargill Financial for an up to $50.0 million committed subordinated loan (the “Cargill Subordinated Credit Agreement”). The proceeds of the loan will be used to repay the Cargill Initial Loan and fund capital expenditures and expenses relating to the growth of the Cargill Borrower, specifically the construction of farms, working capital to operate the farms, and the expenses related to such transaction. The maturity date of the term loan is September 3, 2028. In September 2021, Local Bounti borrowed approximately $16.3 million from the credit facility under the Cargill Subordinated Credit Agreement, of which $10.0 million was used to pay off the outstanding principal and interest pursuant to Local Bounti’s existing credit facility with Cargill Financial.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present the pro forma effect to the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement as if they had been completed on January 1, 2020.

The pro forma combined financial statements do not necessarily reflect what New Local Bounti’s financial condition or results of operations would have been had the Business Combination, PIPE Financing and the Cargill Subordinated Credit Agreement occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New Local Bounti. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Leo and Local Bounti were derived from the unaudited financial statements of Leo and Local Bounti as of and for the six months ended June 30, 2021, and the audited financial statements of Local Bounti as of and for the year ended December 31, 2020, are included elsewhere in this joint proxy statement/prospectus. This information should be read together with Leo’s and Local Bounti’s audited financial statements and related notes, the sections titled “Leo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Local Bounti’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this joint proxy statement/prospectus.

Under both the no and maximum redemption scenarios, the Business Combination is accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Local Bounti has been determined to be the accounting acquirer and Leo has been determined to be the “acquired” company based on evaluation of the following facts and circumstances:

•	Local Bounti comprising the ongoing operations of the Combined Company;

•	Local Bounti’s senior management comprising the senior management of the Combined Company; and

•	Local Bounti stockholders will have the largest voting interest in the post-combination Combined Company in both the no and maximum redemption scenarios.

Under this method of accounting, Leo will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of New Local Bounti issuing shares for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Description of the Business Combination

Pursuant to the Business Combination, the aggregate share consideration issued by New Local Bounti in the Business Combination will be $1.1 billion, consisting of 113,015,489 shares of newly issued New Local Bounti Common Shares valued at $10.00 per share with no nominal value, assuming no public shareholder seeks redemption of Leo Public Shares. Of the $1.1 billion, the public shareholders will receive up to $275.0 million in the form of 27,500,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the initial shareholders will receive $68.8 million in the form of 6,875,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the PIPE Investors will receive $150.0 million in the form of 15,000,000 newly issued shares of New Local Bounti Common Stock in the Domestication, the Local Bounti Securityholders will receive $604.5 million in the form of 60,450,000 newly issued shares of New Local Bounti Common Stock and the holders of Convertible Notes will receive $31.9 million in the form of 3,190,489 newly issued shares of New Local Bounti Common Stock. The following represents the consideration at Closing (in thousands):

	Assuming No Redemption	Assuming Maximum Redemption
New Local Bounti Shares issued to LEO Public Shareholders (1)	$275,000	$—
New Local Bounti Shares issued to LEO Initial Shareholders (2)	68,750	68,750
New Local Bounti Shares issued to PIPE Investors	150,000	150,000
New Local Bounti Shares issued to Local Bounti Shareholders	604,500	604,500
New Local Bounti Shares issued to Convertible Holders	31,905	31,905

Share Consideration – at Closing	$1,130,155	$855,155

(1)	Excludes 5,500,000 in warrants exercised at $11.50 per share
(2)	Excludes 5,333,333 in warrants exercised at $11.50 per share

The value of share consideration issuable at the Closing is assumed to be $10.00 per share. The Business Combination is accounted for as a reverse recapitalization, therefore any change in New Local Bounti’s trading price will not impact the pro forma financial statements because New Local Bounti will account for the acquisition of Leo based upon the amount of net assets acquired upon consummation.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of ordinary shares:

•	Assuming No Redemptions — This presentation assumes that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Leo’s trust account.

•

Assuming Maximum Redemptions — This presentation assumes that public shareholders (who are not Leo Initial Shareholders or an officer or director of Leo) holding approximately 27,500,000 of public shares exercise their redemption rights and that such public shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the trust account not previously released to Leo (net of taxes payable), as of two business days prior to the consummation of the Business Combination) of the funds in Leo’s trust account for aggregate redemption proceeds of $275.0 million. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of Leo being more than $5.0 million and the aggregate cash proceeds available to New Local Bounti from the initial public offering (net of redemptions) and the PIPE Financing, prior to the payment of any transaction expenses (including deferred underwriting expenses from the initial public offering), be not less than $150.0 million. This scenario gives effect to the maximum number of redemptions that meet all of the conditions to permit consummation of the Business Combination.

The following summarizes the pro forma shares of New Local Bounti Common Stock outstanding under the two scenarios (in thousands):

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
New Local Bounti Common Stock issued to public shareholders(1)	27,500	24.3%	—	0.0%
New Local Bounti Common Stock issued to initial shareholders(2)(3)	6,875	6.1%	6,875	8.0%
New Local Bounti Common Stock issued to PIPE Investors	15,000	13.3%	15,000	17.6%
New Local Bounti Common Stock issued to Local Bounti Stockholders (including holders of Local Bounti restricted stock units and Local Bounti Warrants)(3)	60,450	53.5%	60,450	70.7%
New Local Bounti Common Stock issued to holders of Convertible Notes	3,190	2.8%	3,190	3.7%

Pro Forma Shares Outstanding	113,015	100%	85,515	100%

(1)	Excludes 5,500,000 warrants
(2)	Excludes 5,333,333 warrants
(3)

Excludes 2,500,000 of contingent earnout shares to be issued to Local Bounti equityholders who are entitled to receive a portion of the earnout consideration on a pro rata basis, in equal thirds, if the trading price of New Local Bounti Common Stock is greater than or equal to $13.00, $15.00 or $17.00 for any 20 trading days within any 30-trading day period. Contingent earnout shares will also accelerate and be fully issuable in connection with any Change of Control (as defined in the Merger Agreement) if the applicable thresholds are met in such Change of Control.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are based on the historical financial statements of Leo and Local Bounti. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands, except share and per share data)

	As of June 30, 2021										As of June 30, 2021				As of June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)			Pro Forma New Local Bounti Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)			Pro Forma New Local Bounti (Assuming Maximum Redemptions)
Assets
Current Assets
Cash and cash equivalents	$460	$23,144	$(10,000)	(A	)	$13,144	$13,604	$275,007	(D	)	$363,811	$(275,007)	(W	)	$100,000
			15,987	(B	)	15,987	15,987	(39,321)	(E	)		11,196	(X	)
			(219)	(C	)	(219)	(219)	(9,625)	(F	)
								150,000	(G	)
								(4,000)	(H	)
								(122)	(I	)
								(37,500)	(K	)
Accounts receivable, net of allowance	—	47	—			47	47	—			47	—			47
Accounts receivable - related party	—	14	—			14	14	—			14	—			14
Inventory, net of allowance	—	411	—			411	411	—			411	—			411
Prepaid assets	919	3,609	—			3,609	4,528	—			4,528	—			4,528

Total Current Assets	1,379	27,225	5,768			32,993	34,372	334,439			368,811	(263,811)			105,000
Property and equipment, net	—	16,260	—			16,260	16,260	—			16,260	—			16,260
Cash held in Trust Account	275,007	—	—			—	275,007	(275,007)	(D	)	—	—			—
Other assets, net	—	40	—			40	40	—			40	—			40

Total Assets	$276,386	$43,525	$5,768			$49,293	$325,679	$59,432			$385,111	$(263,811)			$121,300

Liabilities, Temporary Equity and Shareholders’ equity
Current Liabilities
Accounts payable	$11	$1,890	$—			$1,890	$1,901	$—			$1,901	$—			$1,901
Accrued liabilities	—	4,510	(219)	(C	)	4,291	4,291	(544)	(L	)	3,747	—			3,747
Accrued expenses	122	—	—			—	122	(122)	(I	)	—	—			—
Term loan, net of deferred financing costs	—	8,864	(10,000)	(A	)	—	—	—			—	—			—
			1,136	(A	)

Total Current Liabilities	133	15,264	(9,083)			6,181	6,314	(666)			5,648	—			5,648
Deferred underwriting commissions	9,625	—	—			—	9,625	(9,625)	(F	)	—	—			—
Long-term debt	—	—	15,987	(B	)	15,987	15,987				15,987	—			15,987
Financing obligation	—	12,426	—			12,426	12,426	—			12,426	—			12,426
Warrant liabilities	12,567	1,418	—			1,418	13,985	(6,380)	(M	)	4,454	—			4,454
								(1,733)	(N	)
								(1,415)	(O	)
								(3)	(P	)
Convertible notes	—	29,034	—			29,034	29,034	(29,034)	(J	)	—	—			—

Total Liabilities	$22,325	$58,142	$6,904			$65,046	$87,371	$(48,856)			$38,515	$—			$38,515

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021 (continued)

(in thousands, except share and per share data)

	As of June 30, 2021										As of June 30, 2021				As of June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)			Pro Forma New Local Bounti Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)			Pro Forma New Local Bounti (Assuming Maximum Redemptions)
Temporary Equity
Class A common stock subject to possible redemption	249,061	—	—			—	249,061	(249,061)	(Q	)	—	—			—
Shareholders’ Equity
New Local Bounti ordinary shares	—	—	—			—	—				—	—			—
Local Bounti Voting common stock	—	1	—			1	1	2	(G	)	2	—			2
								(1)	(R	)
LEO Class A ordinary shares	—	—	—			—	—	—	(S	)	—	—			—
LEO Class B otuuiary shares	1	—	—			—	1	(1)	(T	)	—	—			—
Additional paid in capital	9,305	14,519	—			14,519	23,824	(35,471)	(E	)	390,727	(275,007)	(W	)	126,916
								149,998	(G	)		11,196	(X	)
								6,380	(M	)
								1,415	(O	)
								31,905	(J	)
								249,061	(Q	)
								1	(R	)
								—	(S	)
								1	(T	)
								5,419	(U	)
								(37,500)	(K	)
								(4,306)	(V	)
Retained earnings (accumulated deficit)	(4,306)	(29,137)	(1,136)	(J	)	(30,273)	(34,579)	(4,000)	(H	)	(44,153)	—			(44,133)
								544	(L	)
								(2,871)	(J	)
								(3,850)	(E	)
								(5,419)	(U	)
								1,733	(N	)
								3	(P	)
								4,306	(V	)

Total Shareholders’ Equity	5,000	(14,617)	(1,136)			(15,753)	(10,753)	357,349			346,596	(263,811)			82,785

Total Liabilities, Temporary Equity and Shareholders’ Equity	$276,386	$43,525	$5,768	$—		$49,293	$325,679	$59,432			$385,111	$(263,811)			$121,300

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2021

(in thousands, except share and per share data)

	For the six months ended June 30, 2021										For the six months ended June 30, 2021		For the six months ended June 30, 2021
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti As Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)			Pro Forma New Local Bounti (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma New Local Bounti (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Sales	$—	$165	$—			$165	$165	$—			$165	$—	$165
Cost of goods sold (exclusive of items shown separately below)	—	126	—			126	126	—			126	—	126

Gross Margin	—	39	—			39	39	—			39	—	39

Operating Expense:
Research and development	—	1,155	—			1,155	1,155	—			1,155	—	1,155
Selling, general and administrative	586	11,006	—			11,006	11,592	2,197	(CC	)	13,789	—	13,789
Administrative fee - related party	38	—	—			—	38	(38)	(DD	)		—	—
Depreciation and amortization	—	250	—			250	250	—			250		250

Total Operating Expenses	624	12,411	—			12,411	13,035	2,159			15,194	—	15,194

Loss From Operations	(624)	(12,372)				(12,372)	(12,996)	(2,159)			(15,155)	—	(15,155)
Convertible notes fair value adjustment	—	(2,984)	—			(2,984)	(2,984)	2,984	(EE	)	—	—	—
Change in fair value of warrant liabilities	(3,413)	(3)	—			(3)	(3,416)	1,733	(FF	)	(1,680)	—	(1,680)
								3	(GG	)
Offering costs associated with issuance of warrants	(276)	—	—			—	(276)	140	(FF	)	(136)	—	(136)
Net gain from investments held in Trust Account	7	—	—			—	7	(7)	(HH	)	—	—	—
Other Income (Expense):
Management fee income	—	44	—			44	44	—			44	—	44
Interest expense, net	—	(1,673)	648	(AA	)	(1,864)	(1,864)	544	(II	)	(1,320)	—	(1,320)
			(839)	(BB	)

Income (Loss) Before Provision For Income Taxes	(4,306)	(16,988)	(191)			(17,179)	(21,485)	3,238			(18,247)	—	(18,247)
Income tax expense	—	—	—			—	—	—			—	—	—

Net Income (Loss)	(4,306)	(16,988)	(191)			(17,179)	(21,485)	3,238			(18,247)	—	(18,247)

Weighted average Class A shares outstanding, basic and diluted	27,500,000	9,886,283									113,015,489		85,515,489

Basic and diluted net loss per Class A common share		$(1.72)									$(0.16)		$(0.21)

Weighted average Class B shares outstanding, basic and diluted	6,608,477

Basic and diluted net loss per Class B common share	$(0.65)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

											12/31/2020		12/31/2020
	LEO (Historical) (US GAAP)	Local Bounti (Historical) (US GAAP)	Local Bounti Transaction Adjustments			Local Bounti Adjusted	Combined	Transaction Adjustments (Assuming No Redemptions)			Pro Forma New Local Bounti (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma New Local Bounti (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Sales	$—	$82	$—			$82	$82	$—			$82	$—	$82
Cost of goods sold (exclusive of items shown separately below)	—	91	—			91	91	—			91	—	91

Gross loss	$—	$(9)	$—			$(9)	$(9)	$—			$(9)	$—	$(9)
Operating expenses:
Research and development	—	1,079	—			1,079	1,079	—			1,079	—	$1,079
Selling, general and administrative	—	6,547	—			6,547	6,547	3,222	(CC	)	17,619	—	17,619
	—	—	—			—	—	3,850	(JJ	)		—	—
								4,000	(KK	)		—
Depreciation and amortization	—	287	—			287	287	—			287	—	287

Total operating expenses	—	7,913	—			7,913	7,913	11,072			18,985	—	18,985

Loss from operations	—	(7,922)	—			(7,922)	(7,922)	(11,072)			(18,994)	—	(18,994)
Other income (expense):
Management fee income	—	35	—			35	35	—			35	—	35
Interest expense, net	—	(522)	(1,679)	(BB	)	(2,201)	(2,201)	(5,855)	(LL	)	(8,056)	—	(8,056)

Income (loss) before provision for income taxes	—	(8,409)	(1,679)			(10,088)	(10,088)	(16,927)			(27,015)	—	(27,015)
Income tax expense	—	—	—			—	—	—			—	—	—

Net income (loss)	—	(8,409)	(1,679)			(10,088)	(10,088)	(16,927)			(27,015)	—	(27,015)

Weighted average shares outstanding, basic and diluted	—	9,997,049									113,015,489		85,515,489

Basic and diluted net loss per common share	$—	$(0.84)									$(0.24)		$(0.32)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

Under both the no and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Local Bounti is deemed the accounting acquirer and Leo will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors:

•	Local Bounti’s existing operations will comprise the ongoing operations of the Combined Company;

•	Local Bounti’s senior management will comprise the senior management of the Combined Company; and

•	the legacy shareholders of Local Bounti will control at least 49.9% of the voting shares after the Business Combination in a no redemption scenario.

In accordance with guidance applicable to these circumstances, the Business Combination will be treated as the equivalent of New Local Bounti issuing shares for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Business Combination, PIPE Financing, and the execution of the Cargill Subordinated Credit Agreement as if it occurred on June 30, 2021 and assumes no rights to dissent provided by the Cayman Companies Act are exercised by Leo shareholders. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present pro forma effect to the Business Combination, PIPE Financing, and the execution of the Cargill Subordinated Credit Agreement as if they had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, Leo’s unaudited balance sheet as of June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus and Local Bounti’s unaudited consolidated balance sheet as of June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 should be read in conjunction with Leo’s unaudited statement of operations for the period of inception through June 30, 2021, and the related notes, included elsewhere in this joint proxy statement/prospectus and Local Bounti’s unaudited statement of operations for the six months ended June 30, 2021, and related notes, included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 should be read in conjunction with Local Bounti’s audited consolidated statement of operations for the year ended December 31, 2020, respectively, and the related notes, included elsewhere in this joint proxy statement/prospectus. Leo was incorporated on January 8, 2021 and therefore did not have any operations or historical financial information during the year ended December 31, 2020.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information assumes that New Local Bounti warrants to be issued to Leo warrant holders upon completion of the reverse capitalization will be treated as equity classified instruments.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Local Bounti incurred significant losses during the historical periods presented.

The pro forma adjustments reflecting the consummation of the Business Combination, PIPE Financing and the execution of the Cargill Subordinated Credit Agreement are based on certain currently available information and certain assumptions and methodologies that New Local Bounti believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. New Local Bounti believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, PIPE Financing and the execution of the Cargill Subordinated Credit Agreement taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the audited and unaudited financial statements, and notes thereto, of Leo and Local Bounti included elsewhere in this joint proxy statement/prospectus.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Combined Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

Local Bounti Transaction Adjustments

(A)	Reflects the settlement of the Cargill Initial Term Loan along with the relevant debt costs which was repaid in connection with the execution of the Cargill Subordinated Credit Agreement.

(B)	Reflects the $16.0 million long term debt borrowing under the Cargill Subordinated Credit Agreement.

(C)

Reflects the reversal of Cargill Initial Term Loan related interest expense which is anticipated to be settled in connection with the execution of the Cargill Subordinated Credit Agreement and discussed in (A) above.

Transaction Adjustments (Assuming No Redemptions)

(D)	Reflects the reclassification of $275.0 million of cash and investments held in the Leo trust account that becomes available to fund the Business Combination.

(E)	Reflects the payment of transactions costs assuming no redemptions, expected to be incurred in connection with the Business Combination.

(F)	Reflects the settlement of deferred underwriter’s fees incurred during Leo’s initial public offering, due upon completion of the Business Combination.

(G)

Reflects the issuance of 15,000,000 shares of New Local Bounti Common Stock at a subscription price of $10.00 per share for proceeds of $150.0 million, net of issuance costs of $4.5 million in connection with the PIPE Financing, pursuant to the Subscription Agreements which is included in the transaction costs discussed in (F) above.

(H)	Reflects the payment of $4.0 million of transaction bonuses to be paid to certain Local Bounti employees as part of the Business Combination with an offset to retained earnings.

(I)	Reflects the settlement of related party account payable with cash as part of the Business Combination.

(J)

Reflects the settlement of the Convertible Notes at close at $10.00 per share. During the first half of 2021, Local Bounti entered into a series of identical long-term notes with various parties with a maturity date of February 8, 2023. The combined total face value of the convertible notes is $26.1 million and bears interest at 8% per annum. The Convertible Notes contain an automatic conversion feature at a specified conversion price in the event of a merger or a qualified equity financing. In the event of a merger with a SPAC, the outstanding principal balance of the notes, and unpaid accrued interest thereon, will convert into equity securities issued by the SPAC in the PIPE at a conversion price per share equal to the purchase price for each equity securities issued in the PIPE multiplied by 85%. As part of the settlement, $610 thousand of interest expense was recorded through the six months ended June 30, 2021. The monthly interest expense of approximately $174 thousand would represent an additional conversion of approximately 20,431 shares of New Local Bounti common stock on a monthly basis.

(K)

Represents cash consideration to be paid to Local Bounti equity holders, subject to a minimum cash requirement of $100.0 million, and certain additional conditions, that are specified in the Merger Agreement, as part of the Business Combination.

(L)	Reverse Local Bounti Convertible Notes interest expense as part of the transaction

(M)

Reflects the exchange of public warrants, which are liability classified, for an equivalent amount of public warrants following the Domestication, which are expected to be equity classified, upon consummation of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects this reclassification as a decrease in warrant liabilities and a corresponding increase in New Local Bounti’s additional paid-in capital.

(N)	Reflects the reversal of a fair value adjustment of public warrants which will be converted to equity as part of the Business Combination.

(O)	Reflects the reversal of Local Bounti warrant liability which will be converted as part of the Business Combination.

(P)	Reflects the reversal of a fair value adjustment of Local Bounti warrant liabilities which will be converted as part of the Business Combination.

(Q)

Reflects reclassification of approximately $249.1 million from temporary equity to permanent equity as a result of the Business Combination, subject to possible redemption which is discussed in Note (W) below.

(R)

Reflects the conversion of Local Bounti voting common stock, non-voting common stock and restricted stock units into shares of New Local Bounti Common Stock pursuant to the Business Combination, based on the Exchange Ratio, which is expected to be approximately 4.914388.

(S)	Reflects the conversion of Leo Class A ordinary shares into shares of New Local Bounti Common Stock pursuant to the Business Combination.

(T)	Reflects the conversion of Leo Class B ordinary shares into shares of New Local Bounti Common Stock pursuant to the Business Combination.

(U)

Reflects the recognition of stock-based compensation expense, and subsequent period amortization, for Local Bounti restricted common stock that meets a vesting condition upon the close of the Business Combination.

(V)	Reflects the elimination of Leo historical retained earnings under the no redemption scenario as a result of the reverse recapitalization.

Additional Transaction Adjustments (Assuming Maximum Redemptions)

(W)

Reflects the maximum redemption of 27,500,000 ordinary shares for approximately $275.0 million allocated to ordinary shares and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.00 per share.

(X)

Reflects an adjustment to cash consideration paid to Local Bounti equity holders in the maximum redemption scenario consistent with the Business Combination. In the maximum redemption scenario, the cash consideration to Local Bounti equity holders is estimated to be $11.2 million.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

Local Bounti Transaction Adjustments

(AA)	Reflects the elimination of Local Bounti Cargill note interest expense for convertible notes that are repaid in connection with the execution of the Cargill Subordinated Credit Agreement.

(BB)	Reflects the interest expense related to the $16.3 million draw on the Cargill Subordinated Credit Agreement discussed in (B) above.

Transaction Adjustments (Assuming No Redemptions)

(CC)	Reflects the stock-based compensation expense for Local Bounti restricted common stock that meets a vesting condition upon the close of the Business Combination.

(DD)	Reflects the elimination of related party administrative fee of Leo related to the Business Combination.

(EE)	Reflects the fair value adjustment for convertible notes that are repaid as part of the Business Combination.

(FF)

Reflects the reversal of the historical fair value adjustment, as well as warrant issuance cost, for the reclassification of the Leo public warrants that would not have been liability classified had the Business Combination been consummated on January 1, 2020, as further discussed in (N) above.

(GG)	Reflects the fair value adjustment for Local Bounti warrants that are repaid as part of the Business Combination.

(HH)	Reflects the removal of net gain from investments held in Leo’s Trust Account.

(II)

Reflects the elimination of interest expense incurred for the six months ended June 30, 2021 associated with the issuances of the Convertible Notes entered into during the six months ended June 30, 2021 since the pro forma assumes such notes were settled for the year ended December 31, 2020.

(JJ)	Reflects the remaining transaction expenses to be incurred by Leo and Local Bounti related to the Transaction for the year ended December 31, 2020.

(KK)	Reflects the transaction bonus to be paid to certain Local Bounti employees upon the close of the Business Combination.

(LL)

The $5.9 million additional interest expense for the year ended December 31, 2020 reflects a $4.8 million loss on extinguishment of the debt and $1.1 million of interest expense associated with the issuances of Convertible Notes, entered during 2021. The Convertible Notes are being settled, as part of consideration, at the Closing. The interest expense includes interest expense from the issuance dates through the estimated deal close date of September 30, 2021.

4. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related proposed equity transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination, PIPE Financing and issuance of Convertible Notes have been outstanding for the entire period presented. If the maximum number of public shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the six months ended June 30, 2021 and for the year ended December 31, 2020 (in thousands, except share and per share amounts):

	Pro Forma Combined
	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
For the Six Months Ended June 30, 2021
Pro forma net loss	$(18,247)	$(18,247)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(0.16)	$(0.21)
Weighted average ordinary shares outstanding, basic and diluted	113,015,489	85,515,489

For the Year Ended December 31, 2020
Pro forma net loss	$(27,015)	$(27,015)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(0.24)	$(0.32)
Weighted average ordinary shares outstanding, basic and diluted	113,015,489	85,515,489

(1)

Diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss.

The supplemental and amended disclosures set forth above should be read together with the definitive joint proxy statement/prospectus and are being made available to Leo’s shareholders and warrant holders for informational purposes only. If you have already returned your proxy card, or voted by other means, you do not need to take any action unless you wish to change your vote. If you have already submitted your proxy for the Extraordinary General Meeting and/or the Special Meeting and wish to revoke or change your vote, you may do so at any time before it is exercised by submitting a later-dated proxy or written revocation to the secretary of Leo mailed to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom, or by attending the Extraordinary General Meeting and/or the Special Meeting and revoking your proxy and voting at that time.”

Additional Information

In connection with the Business Combination, Leo filed the Registration Statement with the SEC on July 19, 2021. The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the definitive joint proxy statement/prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the definitive joint proxy statement/prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the definitive joint proxy statement/prospectus. Shareholders and public warrant holders will also be able to obtain copies of the definitive joint proxy statement/prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the definitive joint proxy statement/prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger

Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the definitive joint proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2021).

99.1	Press Release, dated November 5, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 5, 2021

LEO HOLDINGS III CORP

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	President and Chief Executive Officer

Exhibit 99.1

Local Bounti, Disruptive AgTech Company Redefining the Future of Farming, and Leo Holdings III

Corp Announce Upsizing of PIPE Investment by $25 Million

- New Commitments Increase Total PIPE Proceeds from $125 million to $150 million, at Same Terms as Initial

PIPE Commitments -

- Total Expected PIPE Proceeds Will Meet Minimum Cash Requirement for Business Combination to Close -

Hamilton, MT – November 5, 2021 – Breakthrough U.S. indoor agriculture company Local Bounti Corporation (“Local Bounti”) and Leo Holdings III Corp (NYSE:LIII) (“Leo”), a publicly traded special purpose acquisition company, today announced they have entered into subscription agreements for an additional $25 million of common stock in a private placement (“PIPE”) from new and existing PIPE investors on the same terms as the initial PIPE financing in the previously announced business combination transaction between Local Bounti and Leo on June 18, 2021 (the “Business Combination”). This increases the aggregate amount of expected PIPE proceeds to $150 million. Commitments for the upsized PIPE come from new and existing PIPE investors, including Fidelity Management & Research Company LLC, BNP Paribas Asset Management Ecosystem Restoration Fund, strategic partner Sarath Ratanavadi, CEO of Gulf Energy Development Public Company Limited, Scott McNealy, co-founder and former CEO of Sun Microsystems, and affiliates of Leo’s sponsor.

With this increase in the fully committed PIPE, the $150 million of expected PIPE proceeds will satisfy the minimum cash requirement for the Business Combination to close, as stipulated in the merger agreement entered into on June 18, 2021 by Local Bounti and Leo, regardless of any potential redemptions by Leo shareholders that may occur. As a result, and subject to Leo’s shareholder approval and other customary closing conditions, Local Bounti and Leo expect to close the Business Combination as planned, resulting in Local Bounti becoming a publicly traded company.

“We appreciate this vote of confidence from our top tier PIPE investors, and believe this validates our differentiated and superior business model focused on strong unit economics and capital efficiency. This upsized PIPE commitment provides certainty for our business combination with our partners, properly capitalizes our business, and puts us in a strong position to disrupt the traditional agriculture industry,” said Craig Hurlbert, Co-CEO of Local Bounti. “We are at an opportune time in the growth of our business and the industry, and completion of this business combination taking us into the public markets will help us broaden the reach of our sustainably, locally grown produce while focusing on driving the best unit economics of any company in the CEA space,” continued Mr. Hurlbert.

A leader in the controlled environment agriculture (CEA) space, where it uses 90% less water and 90% less land than traditional agriculture, Local Bounti is focused on significantly increasing produce shelf life, reducing waste and emissions, and addressing the availability of high-quality produce in local communities. Local Bounti’s sustainably-grown produce is cultivated locally, reducing food miles – the largest contributor to greenhouse gas emissions in the current produce supply chain. The environmental greenhouse conditions help to ensure nutritional value and taste, and Local Bounti’s products are non-GMO and pesticide/herbicide free. Local Bounti’s sustainable, root-on, living product results in less environmental impacts, carbon footprint, and less waste. To learn more about Local Bounti’s unique growing process, diversified product offerings and experienced leadership team, please visit localbounti.com.

In June 2021, Local Bounti and Leo announced that they entered into a definitive business combination agreement. Upon the closing of the Business Combination, which remains subject to customary closing conditions, Local Bounti and Leo expect the post-combination company’s common stock and warrants to trade on the New York Stock Exchange under the new ticker symbols, “LOCL” and “LOCL WS,” respectively.

About Local Bounti

Local Bounti is a premier controlled environment agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90% less land and 90% less water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com